Uni-Pixel, Inc.

8708 Technology Forest Pl. Ste 100

The Woodlands, TX 77381

281-825-4500

August 11, 2008

VIA EDGAR AND FAX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attn:	Mr. Kevin L. Vaughn
Accounting Branch Chief

	RE:	Uni-Pixel, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-49737

Dear Mr. Vaughn:

By letter dated July 17, 2008, the Staff provided to Uni-Pixel, Inc. its comments with respect to its review of our disclosures pertaining to the evaluation of our internal control over financial reporting in our Form 10-KSB for the Fiscal Year ended December 31, 2007.  Our response to the Staff’s letter is contained herein.  In responding to the comment, we have reproduced below the relevant text of the Staff’s comment, which is followed by our response.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Comment:                                         It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

Response:                                        Management timely performed its assessment of internal control over financial reporting as of December 31, 2007, and we have maintained evidential matter, including documentation, to provide reasonable support for management’s assessment of the effectiveness of our internal control over financial reporting as required by Item 308T(a) of Regulation S-B.  We inadvertently failed to include management’s report on internal control over financial reporting in our Form 10-KSB for the Fiscal Year ended December 31, 2007.

We will modify our annual disclosure in connection with our internal controls over financial reporting in our Form 10-KSB for the Fiscal Year ended December 31, 2007 and in future filings to the extent relevant to read substantially as follows:

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

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The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters.  If you have any questions or comments, please contact me at your earliest convenience at (281) 825-4500.

Sincerely,

/s/ James Tassone
James Tassone
Chief Financial Officer